                                                              [LOGO OF METLIFE]

                                            METROPOLITAN LIFE INSURANCE COMPANY

POLICY NUMBER: [SPECIMEN]

INSURED: [JOHN DOE]

                                  LIFE POLICY

                                 PARTICIPATING

Premiums are payable for a specified period. If the Insured dies while this Policy is in force, we will pay the Policy Proceeds to the Beneficiary. We must receive due proof of the Insured's death. Any payment will be subject to all of the provisions of this Policy.

                            RIGHT TO EXAMINE POLICY

PLEASE READ THIS POLICY. YOU MAY RETURN THIS POLICY TO US OR TO OUR REPRESENTATIVE THROUGH WHOM IT WAS PURCHASED WITHIN [10] DAYS FROM THE DATE YOU RECEIVE IT. IF YOU RETURN IT WITHIN THIS PERIOD, WE WILL REFUND ANY PREMIUM PAID AND THE POLICY WILL BE VOID FROM THE START.

This Policy is a legal contract between the owner and Metropolitan Life Insurance Company. PLEASE READ YOUR CONTRACT CAREFULLY.

Signed for the Company at its [Home Office, 200 Park Avenue, New York, NY 10166]

/s/ C. Robert Henrikson                  /s/ Gwenn L. Carr
----------------------------------       -----------------
PRESIDENT                                SECRETARY

                       ALPHABETIC GUIDE TO YOUR CONTRACT

Section
-------
     2   Assignments
     1   Attained Age
     5   Automatic Premium Loan
     7   Basis of Computation
     2   Beneficiary
     7   Cash Surrender Value
     7   Cash Value
     2   Change of Owner or Beneficiary
    10   Choice of Payment Options; Option Date
     3   Claims of Creditors
     3   Contract
    10   Death of Payee
     1   Definitions in This Policy
     1   Designated Office
     2   Designation of Owner and Beneficiary
     9   Dividends
     9   Dividend at Death
     9   Dividend Options
     9   Election of Dividend Option
     6   Election of Lapse Option
     1   Excess Loan
     6   Extended Term Insurance Option
     8   Fixed Loan Interest Rate
     7   Fully Paid-Up
     5   Grace Period
     3   Illustration of Benefits and Values
     3   Incontestability
     1   Insured
     1   Issue Age
     1   Issue Date
11, 12   Joint and Survivor Life Income
     6   Lapse of Policy
     6   Lapse Options
    10   Life Income Options
    12   Life Income Tables
    10   Limitations
     8   Loans
     8   Loan and Loan Interest Repayments
    12   Minimum Payments under Payment Options
     3   Misstatement of Age or Sex
    11   Other Frequencies and Options
     2   Owner
    10   Payee
    10   Payment
    10   Payment of Policy Benefits
     5   Payment of Premiums
    11   Payment Options
     3   Payments Under the Contract
     1   Policy Date
     8   Policy Loan Affects Dividends
     1   Policy Loan Balance
     4   Policy Proceeds
     1   Premiums
     6   Reduced Paid-Up Insurance Option
     6   Reinstatement
     2   Requests for Changes and/or Information
11, 12   Single Life Income
11, 12   Single Life Income - 10 Year Guaranteed Payment Period
     3   Statements in Application
     3   Suicide Exclusion
     7   Surrender
     1   We, Us and Our
     1   You and Your

Additional Benefit Riders, Modifications and Amendments, if any, and copies of the Applications are found following the final section.

                             POLICY SPECIFICATIONS

INSURED                                  [JOHN DOE]

POLICY NUMBER                            [SPECIMEN]

POLICY DATE                              [JUNE 16, 2006]

ISSUE DATE                               [JUNE 16, 2006]

PLAN                                     WHOLE LIFE

FACE AMOUNT                              [$10,000]

ISSUE AGE OF INSURED                     [35]

SEX                                      [MALE]

FIXED LOAN INTEREST RATE                 6.0%

MAXIMUM FEE FOR ILLUSTRATION OF BENEFITS $25

GUARANTEED FULLY PAID-UP DATE            [JUNE 16, 2071]*

BENEFITS - AS SPECIFIED IN POLICY AND IN ANY RIDER

SCHEDULE OF BENEFITS AND ANNUAL PREMIUMS

                                                    YEARS       RISK
      BENEFIT                       ANNUAL PREMIUM PAYABLE CLASSIFICATION
      -------                       -------------- ------- --------------
      WHOLE LIFE PAID-UP AT 100        [$258.10]     [65]    [STANDARD
                                                                SMOKER]
      TOTAL PREMIUM ON POLICY DATE:
         ANNUAL                        [$258.10]

* This is the date on which the Policy is guaranteed to qualify to be changed to a fully Paid-Up policy. See the Fully Paid-Up provision. This guarantee is based on the assumption: no dividends will be paid on the Policy; all premiums for the Policy are paid in the amount and on the schedule indicated; all Scheduled Premiums for an Option to Purchase Additional Insurance Rider are paid in the amount and on the schedule indicated on the initial application; and no Policy Loan is taken prior to this date.

This Policy will participate in our divisible surplus. We will determine the share, if any, for this Policy each year and credit it as a dividend. Dividends are not guaranteed. We have the right to change the amount credited each year. Therefore, dividends credited may be less than what was illustrated. Depending on the dividend option illustrated, cash values may be less than what was illustrated or more premiums may be required than what was illustrated.

                          TABLE OF GUARANTEED VALUES

INSURED:         [JOHN DOE]                   POLICY NUMBER:         [SPECIMEN]

POLICY DATE:     [JUNE 16, 2006]              NONFORFEITURE INTEREST 4.0%
                                              RATE:

MORTALITY TABLE: 2001 CSO MORTALITY TABLE FOR
                 A [MALE SMOKER, AGE NEAREST
                 BIRTHDAY]

                                                             EXTENDED TERM INSURANCE
END OF POLICY                                             -------------------------------
YEAR              CASH VALUE    REDUCED PAID-UP INSURANCE     YEARS             DAYS
-------------   --------------  ------------------------- --------------   --------------
1                          $--                  $--                    0                0
2                        10.00                   --                    0              164
3                       100.00                   --                    4               14
4                       230.00               810.00                    7              245
5                       360.00             1,226.00                   10              131
6                       490.00             1,615.00                   12               12
7                       630.00             2,010.00                   14               83
8                       770.00             2,379.00                   15              168
9                       910.00             2,723.00                   16              164
10                    1,060.00             3,075.00                   17              119
11                    1,200.00             3,376.00                   17              314
12                    1,350.00             3,684.00                   18              112
13                    1,510.00             3,999.00                   18              266
14                    1,660.00             4,266.00                   18              350
15                    1,820.00             4,539.00                   19               60
16                    1,990.00             4,817.00                   19              138
17                    2,160.00             5,077.00                   19              189
18                    2,330.00             5,319.00                   19              213
19                    2,500.00             5,546.00                   19              213
20                    2,680.00             5,782.00                   19              220
25 Age 60             3,560.00             6,737.00                   18              349
30 Age 65             4,460.00             7,506.00                   17              216
35 Age 70             5,340.00             8,108.00                   15              313

On request, we will provide values for dates not shown.

                    1. DEFINITIONS IN THIS POLICY

ATTAINED AGE        The Issue Age plus the number of completed policy
                    years. This includes any period during which this Policy was lapsed.

DESIGNATED OFFICE   Our Home Office or any other office we designate.

EXCESS LOAN         An Excess Loan occurs when the Policy Loan Balance
                    exceeds: the Cash Value of the Policy; plus the Cash
                    Value of any Paid-Up Additions; plus any Dividend
                    Accumulations; plus the Cash Value of any other rider attached to this Policy.

INSURED             The person whose life is covered under this Policy.
                    See the Policy Specifications page.

ISSUE AGE           The age of the Insured as of his or her birthday nearest
                    to the Policy Date.

ISSUE DATE          The effective date of the coverage under this Policy is
                    the Issue Date shown on the Policy Specifications page. It is also the date from which the contestable and suicide provisions for the coverage are measured.

POLICY DATE         Policy years, months and anniversaries are all
                    measured from the Policy Date. It is shown on the Policy Specifications page.

POLICY LOAN BALANCE The Policy Loan Balance at any time equals the outstanding Loan plus Loan Interest accrued to date.

PREMIUMS Premiums are your payments to us. If you pay premiums on an annual mode, the due date is your policy anniversary each year. If you pay premiums on other than an annual mode, the due date is the policy anniversary and each semi-annual, quarterly or monthly anniversary as applicable.

YOU AND YOUR        The Owner of this Policy.

                    In the Application the words "you" and "your" refer to the proposed insured person(s).

WE, US AND OUR      Metropolitan Life Insurance Company

                   2. PERSONS WITH AN INTEREST IN THE POLICY

OWNER              The Owner of the Policy is named in the Application
                   (see copy attached); but the Owner can be changed before the death of the Insured. The new Owner will succeed to all rights of the Owner, including the right to make a further change of Owner. If there is more than one Owner at a given time, all must exercise the rights of ownership by joint action. Ownership may be changed in accordance with the Change of Owner or Beneficiary provision.

                   The Owner may be someone other than the Insured and may be a person, a partnership, a corporation, a fiduciary or any other legal entity. At the death of the Owner, his or her estate will be the Owner, unless a successor
                   Owner has been named. The rights of the Owner will end at the death of the Insured.

BENEFICIARY        The Beneficiary is named in the Application (see copy
                   attached); but the Beneficiary can be changed before the death of the Insured. An irrevocable Beneficiary cannot be changed without his or her consent. The Beneficiary can be a person, a corporation, a partnership, a fiduciary or any other legal entity. A person must survive the Insured to qualify as Beneficiary. If none survives, the proceeds will be paid to the Owner.

                   Any payment we make will terminate our liability with respect to such payment.

CHANGE OF OWNER OR During the Insured's lifetime you may change the
BENEFICIARY        ownership and beneficiary designations, subject to any
                   restrictions as stated in the Owner and Beneficiary provisions. You must make the change in written form satisfactory to us. If acceptable to us, the change will take effect as of the time you signed the request, whether or not the Insured is living when we receive your request at our Designated Office. The change will be subject to any assignment of this Policy or other legal restrictions.
                   It will also be subject to any payment we made or action we took before we recorded the change. A change of ownership will void any prior Beneficiary designation.

ASSIGNMENTS        An absolute assignment of the Policy by you is a change
                   of Owner and Beneficiary to the assignee. A collateral assignment of the Policy by you is not a change of Owner or Beneficiary; but their rights will be subject to the terms of the assignment. Assignments will be subject to all payments made and actions taken by us before a signed copy of the assignment form is recorded by us at our Designated Office. We will not be responsible for determining whether or not an assignment is valid.

DESIGNATION OF     A numbered sequence can be used to name successive
OWNER AND          Owners or Beneficiaries. Co-Beneficiaries will receive
BENEFICIARY        equal shares unless otherwise stated.

                   In naming Owners or Beneficiaries, unless otherwise stated:

                   1.    "Child" includes an adopted or posthumous child;

                   2. "Provision for issue" means that if a Beneficiary does not survive the Insured, the share of that Beneficiary will be taken by his or her living issue by right of representation; and

                   3. A family relation such as "wife", "husband" or "child" means relation to the Insured.

                   At the time of payment of benefits, we can rely on an affidavit of any Owner or other responsible person to determine family relations or members of a class.

REQUESTS FOR       Submit all requests for change and/or information in
CHANGES AND/OR     writing to our Designated Office.
INFORMATION

                    3. GENERAL PROVISIONS

THE CONTRACT        We have issued this Policy in consideration of the
                    Application and payment of premiums. The Policy, the Application, any riders, any endorsements, and any Application for adjustment of the Policy constitute the entire contract and are made a part of the Policy when the insurance applied for is accepted.
                    The Policy may be changed by mutual agreement.
                    Any change must be in writing and approved by our President or Secretary. Our representatives have no authority to alter or modify any terms, conditions, or agreements of this Policy, or to waive any of its provisions.

PAYMENTS UNDER THE  All contract amounts are in U.S. currency. Payments
CONTRACT by us under the contract will be made by the Designated Office. Our obligations are subject to all payments made and actions taken by us under the Policy before we record proof of the Insured's death at our Designated Office.

STATEMENTS IN       All statements made by the Insured or on his or her
APPLICATION         behalf, or by the applicant, will be deemed
                    representations and not warranties. Material misrepresentations will not be used to void this Policy or any rider or to deny a claim unless made in the application for this Policy or a rider.

CLAIMS OF CREDITORS To the extent permitted by law, neither the Policy nor any payment under it will be subject to the claim of creditors or to any legal process.

MISSTATEMENT OF AGE If there is a misstatement of age or sex in the
OR SEX Application, the values and benefits will be the amounts that the premiums paid would have purchased for the correct age and sex.

                    If we make any payment or policy changes in good faith, relying on our records or evidence supplied to us, our duty will be fully discharged. We reserve the right to correct any errors in this Policy.

INCONTESTABILITY    We cannot contest the coverage after this Policy has
                    been in force during the lifetime of the Insured for two years from its Issue Date. This provision will not apply to any rider that contains its own incontestability clause.

                    If this Policy was issued as the result of the exercise of an option given in another policy and proof of insurability was not required, the contestable period for that coverage will end at the same time as it would have under the original policy.

SUICIDE EXCLUSION   If the Insured dies by suicide within two years from
                    the Issue Date, the amount payable will be limited to:
                    the amount of premiums paid; less any Policy Loan
                    Balance on the date of death; and less any dividends paid in cash or used to reduce premiums.

                    If this Policy was issued as the result of the exercise of an option given in another policy and proof of insurability was not required, the suicide period for that coverage will end at the same time as it would have under the original policy.

ILLUSTRATION OF     You may make a written request to us for an
BENEFITS            Illustration of Benefits. We may charge a nominal fee
                    for any requested illustration after the first in each policy year. This fee will not exceed the Maximum
                    Fee for Illustration of Benefits shown on the Policy
                    Specifications page.

                4. POLICY BENEFITS

POLICY PROCEEDS The Policy Proceeds are equal to:

                1.    The Face Amount ; plus

                2. Any insurance on the life of the Insured provided by a rider; plus

                3.    Any Paid-Up Additions; plus

                4.    Any Dividend Accumulations; plus

                5.    Any dividend we credit at death; plus

                6. Any part of a premium paid for coverage beyond the date of death; less

                7.    Any premium due to the date of death; less

                8.    Any Policy Loan Balance.

                In no event will the amount payable upon the death of the Insured be less than the minimum amount required to permit the Policy to qualify as life insurance under the Federal income tax rules in effect on the Issue Date of the Policy.

                  5. PREMIUMS AND GRACE PERIOD

PAYMENT OF        Your first premium is due as of the Policy Date. While
PREMIUMS          the Insured is living, premiums after the first premium
                  must be paid at our Designated Office. A premium receipt will be furnished upon request. If this Policy is in your possession and you have not paid the first premium, it is not in force. It will be considered that you have the Policy for inspection only.

                  Premiums for the Policy are shown on the Policy
                  Specifications page. No payment is due or payable for any period after the death of the Insured.

                  Payment can be at any premium mode we make available. A change in premium mode will be processed on the paid-to-date on or following our approval of your request to change the mode.

                  You may request to pay premiums with: yearly dividends (see the Dividend Options provision); the cash value of any Paid-Up Additions; any Dividend Accumulations; or any combination thereof.

GRACE PERIOD      There is a Grace Period of 31 days in which to pay a
                  premium, without interest, after its due date. The insurance remains in force during the Grace Period.

AUTOMATIC PREMIUM If this option has been elected in writing and if a
LOAN premium is not paid by the end of its Grace Period, a premium will be paid automatically to the next due date by using any available Loan Value of the Policy. (See the Loans Section.) The automatic premium loan will be effective on the last day of the Grace Period for that premium. If the available Loan Value is not sufficient to pay a premium to the next due date, no premium will be paid and the Policy will lapse.

                  You may cancel the automatic premium loan at any time by writing to us. Your request to cancel will apply as of the date we receive it.

                  6. NONPAYMENT OF PREMIUMS

LAPSE OF POLICY   Any premium that is not paid by its due date is in
                  default. If it remains unpaid at the end of its Grace
                  Period and is not paid automatically under the Automatic Premium Loan described in the Premiums and Grace Period Section, the Policy will lapse.

LAPSE OPTIONS     If the Policy lapses because a premium is not paid,
                  any Cash Surrender Value of the Policy will be used to continue the Policy in force either as Extended
                  Term Insurance or Reduced Paid-Up Insurance as stated below. Any riders will lapse unless otherwise stated in the rider. Any Dividend Accumulations, Paid-Up Additions and Policy Loan will terminate when the Cash Surrender Value is used for this purpose.

ELECTION OF LAPSE The use of the Extended Term Insurance Option will
OPTION be automatic unless you elect the Reduced Paid-Up Insurance Option. You can make or change your election at any time in writing, but not later than 90 days after the due date of the premium in default.

                  Regardless of any election, if the Cash Surrender Value will provide an amount of Reduced Paid-Up Insurance equal to or greater than the amount of Extended Term Insurance, the Reduced Paid-Up Insurance Option will be used.

                  Regardless of any election, if the amount of Reduced Paid-Up Insurance that would be provided by the Cash Surrender Value would be less than $500, the Extended Term Insurance Option will be used.

EXTENDED TERM     Extended Term Insurance is life insurance for a
INSURANCE OPTION  limited term with no further premiums due. It has decreasing cash value but no loan value. It does not share in dividends. The amount of Extended Term
                  Insurance is payable only if the Insured dies prior to the end of the term. At the end of the term, this Policy will be void.

                  Extended Term Insurance will be measured from the due date of the premium in default. We compute the length of Extended Term Insurance provided by using the Cash Surrender Value of the Policy to purchase a term insurance benefit. The amount of Extended Term Insurance will equal: the Face Amount of the Policy; plus the amount of any rider, if specified in the rider; plus the amount of any Paid-Up Additions; plus the amount of any Dividend Accumulations; and less any Policy Loan Balance on the due date of the premium in default. Any Loan or cash paid to you during the Grace Period will not be included in the Cash
                  Surrender Value applied. The Table of Values shows samples of the length of the term that the Cash Value could provide.

REDUCED PAID-UP   (Available only if the amount of Reduced Paid-Up
INSURANCE OPTION  Insurance that would be provided by the Cash
                  Surrender Value would be $500 or greater.) Reduced
                  Paid-Up Insurance is permanent life insurance with no further premiums due. It has increasing cash value and loan value and shares in dividends. The amount of Reduced Paid-Up Insurance is payable at the death of the Insured.

                  The amount of Reduced Paid-Up Insurance will be provided by using the Cash Surrender Value of the Policy as a net single premium at the age of the Insured on the due date of the premium in default. The Table of Values shows samples of the amount of Reduced Paid-Up Insurance which the Cash Value could provide.

REINSTATEMENT You may reinstate your lapsed Policy within three years after the date of lapse, or later if we consent. The Policy cannot be reinstated if it has been surrendered. To reinstate, you must submit the following items:

              1.   A written request for reinstatement.

              2.   Proof satisfactory to us that the Insured is insurable.

              3. Payment, while the Insured is living, of each unpaid premium, plus interest at the rate of 6% per year compounded yearly.

              4.   Payment or reinstatement of any Policy Loan
                   Balance on the due date of the premium in default, plus interest from that date to the date of reinstatement of the Policy at the Fixed Loan
                   Interest Rate per year compounded yearly.

              The Insured must be alive on the date we approve the request for reinstatement. If the Insured is not alive, such approval is void.

              Any Loan Value that would be available after reinstatement may be used toward the payment required to make reinstatement.

              Policy Loans may have been made while the Policy was in force as Reduced Paid-Up Insurance. If the Loans are not repaid, they will continue in force after the Policy is reinstated.

              Upon reinstatement the Policy will be credited with any additional dividends which would have been credited if the Policy had not lapsed. Any Paid-Up Additions and Dividend Accumulations at the time of lapse will also be reinstated.

              Riders can be reinstated only as stated in the rider or with our consent.

               7. CASH VALUES

CASH VALUE     The Table of Values shows samples of the Cash Value
               of the Policy at various dates. The Cash Values shown assume: that all premiums due have been paid; that no dividends or Paid-Up Additions have been credited to the Policy; and that there is no Policy Loan Balance. The
               Cash Value of the Policy is not increased by the Cash
               Value of any rider, unless stated in the rider.

               The Cash Value of any Reduced Paid-Up Insurance
               (including Paid-Up Additions) or any Extended Term
               Insurance is equal to the net single premium which would be required to provide the insurance at the age of the Insured on the date of the valuation.

               For 31 days after each policy anniversary, the Cash Value will not be less than on the anniversary.

CASH SURRENDER The Cash Surrender Value of the Policy is equal to:
VALUE
               1.     The Cash Value of the Policy; plus

               2.     The Cash Value of any Paid-Up Additions
                      purchased by policy dividends; plus

               3.     Any Dividend Accumulations; plus

               4.     The Cash Value of any rider attached to this Policy;
                      less

               5.     Any Policy Loan Balance.

SURRENDER      You may surrender your Policy for its Cash Surrender
               Value during the lifetime of the Insured. We will determine the Cash Surrender Value as of the date we receive your request in a form acceptable to us at our Designated Office. You may elect in writing to apply all or part of the proceeds to a Payment Option. The portion of the Cash Surrender Value not applied to a Payment
               Option will be paid to you in one sum or placed into an account that earns interest. (See Payment Options provision.) Any part of a premium paid for coverage beyond the date you surrender the Policy will be refunded to you. The Policy will terminate on the date of surrender.

               If you surrender the Policy within 31 days after the policy anniversary date, the Cash Surrender Value of your Policy will not be less than the Cash Surrender Value on that anniversary date, adjusted for any Loans or any Cash Value paid to you during the 31-day period.

               We may defer payment of the Cash Surrender Value for up to six months. If payment is deferred for more than 10 working days, it will be credited with interest from the date your written request was received by us at our Designated Office unless the amount of interest would be less than $25.00. We will pay interest at a rate at least equal to the minimum required by the state in which this Policy is delivered.

BASIS OF       Cash values, reserves and net single premiums are based
COMPUTATION    on the mortality table and the Nonforfeiture Interest
               Rate as shown on the Table of Values page.

               All values are at least equal to those required by any applicable law or the state in which this Policy is delivered. We have filed a detailed statement of the method of calculating cash values and paid-up nonforfeiture benefits with the insurance supervisory official of that state.

FULLY PAID-UP You can elect in writing to have this Policy changed to a fully Paid-Up policy, with no further premiums due, when the cost of the Paid-Up Insurance for the Face
              Amount equals or is less than:

              1.   The Cash Value of the Policy; plus

              2.   The Cash Value of any riders attached to the Policy;
                   plus

              3.   The Cash Value of dividend values; less

              4.   The cost to fully pay up any Accidental Death
                   Benefit rider attached to the Policy; less

              5. The cost to fully pay up any Guaranteed Survivor Income Benefit rider attached to the Policy.

              The cost of Paid-Up Insurance means the net single premium for the Paid-Up Insurance at the age of the Insured on the date the Policy is changed to a fully Paid-Up policy. The Paid-Up Additions plus any dividend values will terminate to the extent their Cash Value is used for the net single premium. Any Policy Loan will continue in force. The following will terminate on the date of the change:

              1.   The right to make payments into: any Flexible
                   Additional Insurance rider; any Option to Purchase Additional Insurance rider; or any Option for Variable Additional Benefits rider;

              2. All riders, except for any Accidental Death Benefit rider, any Flexible Additional Insurance rider, any Option to Purchase Additional Insurance rider, any Option for Variable Additional Benefits rider, and any Guaranteed Survivor Income Benefit rider.

                    8. LOANS

LOANS Unless your Policy is in force as Extended Term Insurance, you may borrow an amount not in excess of the Loan Value of your Policy upon written request. You may request that policy Loans be charged automatically against the Policy to pay premiums. (See Automatic Premium Loan provision.) After receipt of your Loan request, we have the right to defer your Loan for up to six months, except for a loan to pay premiums to us. If payment is deferred for more than 10 working days, it will be credited with interest from the date your written request was received by us at our Designated Office unless the amount of interest would be less than $25.00. Your Policy will be the sole security for such Loan.

                    The Loan Value on the date the Loan is made is:

                    1. The Cash Surrender Value at the end of the current year; less

                    2.    Loan Interest to the next policy anniversary; less

                    3.    Any unpaid premiums for that year.

FIXED LOAN INTEREST Loan Interest will be charged on Loans and will accrue daily. Loan Interest will be computed using the Fixed Loan Interest Rate shown on the Policy Specifications page. The Loan Interest is due each year on the policy anniversary.

LOAN AND LOAN       You may repay your Policy Loan Balance in whole or in
INTEREST REPAYMENTS part at any time before the death of the Insured while this Policy is in force. Unpaid Loan and Loan Interest will be deducted from any settlement of your Policy.

                    Any loan repayment must be at least $50 unless you are paying the Policy Loan Balance in whole.

                    If there is an Excess Loan (see Definitions in This Policy Section), we will mail a notice to your last known address and that of any assignee of record. We will allow you a Grace Period for payment of the excess due.
                    If the excess due remains unpaid at the end of the Grace Period, your Policy will lapse without value. The Grace Period will expire 31 days from the date the notice is sent.

                    If you do not pay the Loan Interest when it is due on a policy anniversary, we will add it to your existing Policy Loan.

POLICY LOAN AFFECTS The Policy Loan on this Policy will affect the amount of
DIVIDENDS           dividends for the Policy. (See the Dividends Section.)

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                  9. DIVIDENDS

DIVIDENDS         The Policy will share in our divisible surplus. We will
                  determine the share, if any, for this Policy each year and credit it as a dividend. Each dividend for the Policy will be affected by the average daily Policy Loan Balance on the Policy. The Policy will not share in dividends while it is in force as Extended Term Insurance. (See the Extended
                  Term Insurance Option provision.) The dividend date will be the annual premium anniversary date each year.

DIVIDEND OPTIONS  You can elect to have dividends applied under any one of the following Options:

                  1.   Paid-Up Additions;

                  2.   Dividend Accumulations;

                  3.   Reduction of Premiums; or

                  4.   Cash.

                  Under the Paid-Up Additions Option, each dividend will be used as a net single premium at the Insured's age on the dividend date to provide additional paid-up insurance. Paid-up insurance is permanent life insurance with no further premiums due. It has increasing cash values and loan values and shares in dividends. You may withdraw the cash value of your paid-up insurance at any time.

                  Under the Dividend Accumulations Option, we will hold the dividends at interest at the rate we set from time to time, but the interest rate will never be less than 3%. You can withdraw the Dividend Accumulations in cash at any time.

                  Under the Reduction of Premiums Option, each dividend will be applied toward the payment of premiums. Any excess will be used to buy Paid-Up Additions unless you elect otherwise. If the dividend is not sufficient to pay the entire premium, the difference will be payable by you.

                  Under the Cash Option, each dividend will be paid to you by check.

ELECTION OF       You may elect the Dividend Option on the Application or
DIVIDEND OPTION   in writing at a later date. You can change the Dividend
                  Option from time to time by notice to us in writing at our Designated Office. A change in Dividend Option will be in effect on the policy anniversary following our receipt of your written request, in a form acceptable to us, to make the change. If no choice has been made, we will provide
                  Paid-Up Additions unless you make a different choice within 3 months after a dividend is credited. If a dividend check has not been cashed within one year, a choice of Paid-Up Additions will be deemed to have been made.

DIVIDEND AT DEATH A pro rata portion of the dividend, if any, for the year in which the Insured dies will be added to the Policy
                  Proceeds.

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                     10. PAYMENT OF POLICY BENEFITS

PAYMENT Unless otherwise requested, we will pay the Policy Proceeds when the Insured dies to the Payee in one sum.

                     On request, all or part of the proceeds payable in one sum at the death of the Insured can be applied to any Payment Option at the choice of the Payee. Further, with our consent, any Payee who is entitled to receive proceeds in one sum when a Payment Option ends, or at the death of a prior Payee, or when the proceeds are withdrawn, can choose to apply the proceeds to a Payment Option.

CHOICE OF PAYMENT    The choice of a Payment Option and the naming of the
OPTIONS; OPTION DATE Payee must be in written form satisfactory to us. You can make or change or revoke the choice before the death of the Insured. The Option Date is the effective date of the Payment Option, as chosen.

                     When a Payment Option starts, a contract will be issued by us or by an affiliate that will describe the terms of the Option.

PAYEE A Payee is a person, a corporation, a partnership, a fiduciary or any other legal entity entitled to receive the Policy Proceeds or surrender proceeds in one sum or under a Payment Option.

                     If the Payee is not a natural person, the choice of a Payment Option will be subject to our approval. A collateral assignment will modify a prior choice of a Payment Option. The amount due the assignee will be payable in one sum and the balance will be applied under the Payment Option.

LIFE INCOME OPTIONS  Guaranteed Life Income Options are based on the age of the Payee on the Option Date. We will require proof of age. The Life Income payments will be based on the rates shown in the Life Income Tables; or, if they are greater, our Payment Option rates on the Option Date. If the rates at a given age are the same for different periods certain, the longest period certain will be deemed to have been chosen.

DEATH OF PAYEE       Amounts to be paid after the death of a Payee under a
                     Payment Option will be paid as due to the successor
                     Payee. If there is no successor Payee, amounts will be paid in one sum to the estate of the last Payee to die. If a Payee under a Life Income Option dies within 30 days after the Option Date, the amount applied to the Option, less any payments made, will be paid in one sum, unless a Payment Option is chosen.

LIMITATIONS          If instalments under an Option would be less than $50,
                     proceeds can be applied to a Payment Option only with our consent.

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                     11. PAYMENT OPTIONS

SINGLE LIFE INCOME   Monthly payments will be made during the
                     lifetime of the Payee.

SINGLE LIFE INCOME - Monthly payments will be made during the
10 YEAR GUARANTEED   lifetime of the Payee with a guaranteed payment
PAYMENT PERIOD       period of 10 years.

JOINT AND SURVIVOR   Monthly payments will be made:
LIFE INCOME
                     1.  While either of two Payees is living, called
                         "Joint and Survivor Life Income", or

                     2. While either of two Payees is living, but for at least 10 years, called "Joint and Survivor Life Income, 10 Years Certain".

OTHER FREQUENCIES    Other Payment Options and payment frequencies
AND OPTIONS          may be arranged with us.

                     12. LIFE INCOME TABLES

MINIMUM PAYMENTS     Monthly payments for each $1,000 applied will
UNDER PAYMENT        not be less than the amounts shown in the
OPTIONS              following Tables. On request, we will provide
                     additional information about amounts of
                     minimum payments.

                     The rates shown below are based on: an interest rate of 1.5% per year; and the 2000 Individual Annuity Mortality Table.
                                                      10 YEAR GUARANTEED
                                      LIFE INCOME      PAYMENT PERIOD
SINGLE LIFE INCOME     Payee's    ----------------   -----------------
                        Age        Male     Female    Male      Female
                     ---------    -----     ------   -----      ------
                        50        $2.83     $2.65    $2.82      $2.64
                        55         3.11      2.89     3.10       2.88
                        60         3.47      3.19     3.44       3.18
                        65         3.92      3.59     3.87       3.56
                        70         4.54      4.11     4.43       4.05
                        75         5.40      4.83     5.13       4.69
                        80         6.57      5.86     5.96       5.53
                        85         8.20      7.37     6.87       6.52
                     90 & over    10.48      9.62     7.72       7.52

                                                      JOINT AND SURVIVOR
                                  JOINT AND SURVIVOR   10 YEARS CERTAIN
                      Age of      ----------------   -----------------
                       Both         One Male and       One Male and
JOINT AND SURVIVOR    Payees        One Female         One Female
LIFE INCOME          ---------    ----------------   -----------------
                        50               $2.43              $2.43
                        55                2.63               2.63
                        60                2.87               2.87
                        65                3.17               3.17
                        70                3.58               3.57
                        75                4.12               4.11
                        80                4.87               4.82
                        85                5.94               5.76
                     90 & over            7.47               6.84

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                                  LIFE POLICY

                                 Participating

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